CONFIDENTIAL TREATMENT REQUEST BY INTELSAT, LTD. PURSUANT TO 17 C.F.R. §200.83

August 10, 2009

Ivette Leon

Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intelsat, Ltd.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 19, 2009

Form 10-Q for the quarterly period ended March 31, 2009

Filed May 13, 2009

File No. 000-50262

Dear Ms. Leon:

During our telephone call on August 4, 2009, the Staff requested that Intelsat, Ltd. (the “Company”) supplement its response to comment #4 in the Staff’s letter dated July 21, 2009 by providing the Staff with excerpts from the valuation report prepared by our third-party valuation specialist. In response to this request, we are supplementally providing a hard copy of excerpts from a report valuing the Company’s assets conducted by our third-party valuation specialist in connection with our fourth quarter 2008 annual impairment test (the “Valuation Report”). The Company is requesting confidential treatment of the Valuation Report pursuant to 17 C.F.R. §200.83, and therefore asks that the Valuation Report be withheld from release as it contains sensitive, proprietary business information about the Company.

CONFIDENTIAL TREATMENT REQUEST

BY INTELSAT, LTD.

PURSUANT TO 17 C.F.R. §200.83

As we indicated to the Staff in our response letter dated July 29, 2009 and discussed with the Staff in our telephone call on August 4, 2009, we have determined that our rights to use orbital locations (“orbital locations”) should be combined into a single unit of accounting for purposes of testing impairment. That conclusion was based on the accounting guidance contained in EITF 02-7 and the fact that we utilize our orbital locations as a network which maximizes the utilization and value of our satellites.

Based on our telephone call with the Staff on August 4, 2009, it is our understanding that the Staff has questions surrounding the appropriateness of the valuation method that was utilized in the build up of our network value. We would like to emphasize that we believe our approach is consistent with the guidance in SFAS No. 157, specifically paragraphs 12, 13(a), 18 and 19, and in accordance with U.S. generally accepted accounting principles.

We would like to reiterate to the Staff that we engaged an independent third-party valuation specialist, Duff & Phelps, to assist us with the valuation of substantially all of our tangible and intangible assets when we applied push-down accounting at the time of the purchase of our parent company on February 4, 2008, which included a valuation of our orbital location network as a single asset. Further, we also engaged Duff & Phelps to perform a valuation of our orbital location network as part of our annual test of impairment in the fourth quarter of 2008 and again in the first quarter of 2009, when we concluded that a triggering event had occurred as the result of a change in the market participant weighted average cost of capital used in our valuation.

We have been advised by our valuation specialist, based on its experience and expertise in the industry, that the method and approach put forth in the Valuation Report is consistent with how a market participant would approach determining the fair value of our entire orbital location network. In other words, our valuation specialist and we believe that a market participant would build up the fair value for the entire network asset on a component by component basis (location by location) and would utilize a combination of the “Jefferson Pilot” (also referred to as “Greenfield” or “build-up”) method and other available information. Where a particular orbital location using the Jefferson Pilot approach did not indicate a positive rate of return to support a plan of satellite reinvestment at such orbital location (an “Other Location” and, collectively with all other such orbital locations, the “Other Locations”), a market participant would consider other information to estimate that Other Location’s value as part of the network.

Given the general scarcity of orbital locations, our business plan and future operations anticipate that we continue to utilize such Other Locations (for flexibility and other reasons) even though the Jefferson Pilot analysis for such Other Locations did not yield a positive net present value. In these situations, we could put a lower performing satellite or an inclined orbit satellite in such location at the end of the current satellite’s life to continue generating revenue and maintain the flexibility to make future changes within the overall network. We could also temporarily lease one or more of the Other Locations to another fixed satellite services provider until the Company’s needs change. In each case, our use of Other Locations remains a positive revenue-generating activity for the Company, and this reinforces our view stated during our telephone call with the Staff on August 4, 2009 that it would be counterintuitive to apply a zero or negative value to any of these Other Locations. Therefore, we and our valuation specialist believe

CONFIDENTIAL TREATMENT REQUEST

BY INTELSAT, LTD.

PURSUANT TO 17 C.F.R. §200.83

that the Other Locations have some value as part of the Company’s orbital network, and that the Other Locations would also have value to a market participant purchasing the network. Other available information was considered to objectively estimate this value.

It is important to note that the value for the Other Locations was estimated in conjunction with such locations being part of a single network (or group of assets), as this was considered the highest and best use of the asset group, and does not assume that the Other Locations would be sold as stand-alone assets even though “transaction” data was utilized as a proxy for value. The transaction data used included sales of orbital locations that did not cover premium global footprints, which were generally akin to the Other Locations in our network. Thus, the transaction data was considered a reasonable proxy for the value and income generating capacity of the Other Locations as part of our orbital network. Additionally, Duff & Phelps considered other information in making a judgment as to the value assigned to the Other Locations. For example, the Company leases two non-premium orbital locations from a third party, and the implied values of the orbital locations from this third-party lease agreement are not inconsistent with the transaction value utilized for each of the Other Locations. The methodology is outlined, including an analysis of actual transactions, in the Valuation Report.

Additionally, the methodology described above was applied consistently at each of the three points in time noted above. The following table illustrates the values assigned to our orbital locations in connection with (i) our purchase accounting at February 4, 2008, (ii) our fourth quarter 2008 annual impairment test, and (iii) our first quarter 2009 impairment test, and the table also shows the resulting impairment charges recorded during the fourth quarter of 2008 and the first quarter of 2009 ($ in millions):

	Greenfield Approach	Transaction Value	Total Value	Impairment
Purchase Accounting	$3,102	$111	$3,214
December 31, 2008	$2,764	$123	$2,887	$(327)
March 31, 2009	$2,264	$123	$2,388	$(499)

Finally, even if we had taken an alternative view that a market participant would have concluded that no value should be assigned to each Other Location, our balance sheet and statement of operations would have been materially the same, and the impairment charges would have been materially the same, as substantially all of the change in the total value from period to period was a result of the change in the value derived from orbital locations that were valued using the Greenfield approach.

As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

CONFIDENTIAL TREATMENT REQUEST

BY INTELSAT, LTD.

PURSUANT TO 17 C.F.R. §200.83

*    *    *

Should you have any questions about the responses in this letter, kindly contact the undersigned at +1-202-944-6869 or Sajid Ajmeri, Assistant General Counsel at the Company, at +1-202-944-7601.

Very truly yours,

/s/ Michael McDonnell
Michael McDonnell
Executive Vice President and Chief Financial Officer

cc:	SEC
Larry Spirgel, Assistant Director
Michael Henderson, Staff Accountant

Intelsat
Phillip Spector
Anita Beier
Sajid Ajmeri

KPMG
Tracy Kenny
Terry Iannaconni

Milbank
Arnold B. Peinado, III

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